INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

December 11, 2013

John Reynolds, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:

Goldland Holdings Co.

Comments to Revised Preliminary Information Statement on Schedule 14C

Filed November 15, 2013

File No. 000-53505

Dear Mr. Reynolds:

I am writing as counsel to Goldland Holdings Co. (the “Company”) in response to the comments received from the U.S. Securities and Exchange Commission by a letter dated November 29, 2013 to the Company’s Revised Preliminary Information Statement on Schedule 14C. Simultaneous with the submission of this letter, the Company is filing a revised Preliminary Information Statement on Schedule 14C (the “Revised Filing”), which incorporates the changes described below.  Below are the Company’s responses to each of the comments:

General

1.

We note your response to comment 1 in our letter dated October 22, 2013. The introductory paragraph to Topic 3 of the Division of Corporation Finance’s Financial Reporting Manual, available at http://www.sec.gov/divisions/corpfin/ cffinancialreportingmanual.pdf, states that “[s]maller reporting companies should present pro forma information for other current or probable transactions if that presentation would be material to investors.” Your revised disclosure reflects that “[t]he closing [of] the Equipment Acquisition could be considered a material change in the Company’s business plan,” that the Company is entering into the Equipment Acquisition “in order [to] diversify the Company’s operations,” and that the closing of the acquisition “could be deemed to constitute a change of control of the Company.” In addition, based on the amount of revenue that will be derived from leasing the equipment relative to the Company’s current annual revenue, it appears that pro forma information would be material to investors. Therefore, please provide pro forma financial information that accounts for the Equipment Acquisition and the related transactions or advise.

The Company has provided pro forma financial statements for the nine months ended September 30, 2013 and the fiscal year ended December 31, 2012, which are the periods required by Rule 8-05 of Regulation S-X.  The pro forma financial statements are attached as Exhibit A hereto.

Acquisition and Lease of Casino Equipment, and Related Transactions, page 3

2.

Please disclose under a separate heading the interests of certain persons in the matters to be acted upon as required by Item 3 of Schedule 14C, including the amount of compensation and bonus shares to be awarded to your affiliates.

The Company has revised this section to add the requested disclosure of the interests of the persons who voted to approve the reverse split and the increase in the authorized shares. The revised language is attached hereto as Exhibit B.

Summary Term Sheet, page 3

3.

Please briefly disclose in this section the material transactions related to the Equipment Acquisition, including the agreements to issue the 17,000,000 bonus shares, the 19,977,980 bonus shares under the consulting agreements, and the 30,275,000 shares that may be issued as future compensation under consulting agreements. Also disclose the percentage of your total issued and outstanding shares that these shares represent and whether this may constitute a change of control of the company.

The summary term sheet section has been revised as requested.  The revised language is attached hereto as Exhibit C.

4.

Please disclose the dilution effect on the existing shareholders as a result of the transactions related to the Equipment Acquisition.

The summary term sheet section has been revised as requested.  The revised language is attached hereto as Exhibit C.

Bonus Shares, page 5

5.

Please quantify the dollar value of the bonus shares you expect to award to your officers, directors and significant shareholders.

The “Bonus Shares” section has been revised to disclose the expected value of the bonus shares that will be issued.  The revised language is attached hereto as Exhibit D.

Consulting Agreements, page 5

6.

Please clarify your disclosure as follows:

•

Quantify the dollar value of the bonus shares.

•

Describe the purpose of the consulting agreements, including the type of service each consultant is expected to provide to the company.

•

The cumulative annual consulting compensation equals $1,235,000, which exceeds the amount of annual lease payments of $700,000. Explain why the company plans to pay more in annual consulting fees in connection with the Equipment Acquisition than it would receive in annual leasing fees.

•

Disclose the estimated number of shares that may be issued as future compensation under the consulting agreements.

The “Consulting Agreements” section has been revised to disclose the expected value of the bonus shares that will be issued, the type of services that will be provided under each consulting agreement, and why the Company is agreeing to annual consulting compensation in excess of the annual lease payments.  The Company had previously disclosed the estimated number of shares that would be issued for future compensation in the section entitled “Effect of Equipment Acquisition and Related Transactions,” but has added that some disclosure to this section as well. The revised language is attached hereto as Exhibit E.

We look forward to discussing this with you after you have had a chance to review it, and answering any questions that you have.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

I, Pierre Quilliam, hereby certify that I have read the foregoing letter dated December 10, 2013, by Robert J. Mottern, counsel for the Goldland Holdings Co. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Goldland Holdings Co.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Executive Officer

EXHIBIT A

GOLDLAND HOLDINGS CO.

PRO FORMA BALANCE SHEET AS OF SEPTEMBER 30, 2013

		Pro forma
	Historical	Adjustments		Pro forma

ASSETS

Cash	$ -	$ 911,350	(1)	$ 911,350
Prepaid expenses	494,549	-		494,549
Other assets	3,000	-		3,000
Total current assets	$ 497,549	$ 911,325		$ 1,408,899

Equipment	-	376,237	(2)	376,237
Value of lease	-	2,911,143	(3)	2,911,143
Goodwill	-	192,627	(4)	192,627
Depreciation	-	(1,150,583)	(5)	(1,150,583)
Mining properties	360,000			360,000
Total Assets	$ 857,549	$ 3,240,774		$ 4,098,323

LIABILITIES AND STOCKHOLDERS' DEFICIT

Accounts payable and accrued expenses	99,520	-		99,520
Due to related party	713,129	-		713,129
Total liabilities (all current)	812,649	-		812,649

STOCKHOLDERS' DEFICIT

Common stock, Par value $0.0001, 1,000,000,000 shares authorized, 398,288,809 issued and outstanding	39,829	(29,703)	(6)	10,126
Preferred stock, 5,000,000 shares authorized	-			-
Additional paid in capital	12,166,113	12,315,406	(6)	24,481,519
Accumulated deficit	(12,161,042)	(9,044,929)	(6)	(21,205,971)
Total stockholders' deficit	44,900			3,285,674

Total liabilities and stockholders' deficit	$ 857,549	$ 3,240,774		$ 4,098,323

1)

Cash acquired in acquisition of Equipment, as well as incremental cash flow from operations.

2)

Depreciated value of Equipment purchased.

3)

Value of Equipment lease discounted at 7.5% per annum.

4)

Excess of purchase price over fair value of assets acquired.

5)

Depreciation of Equipment and lease over five years.

6)

Reflects reclassification of common stock due to 1 for 10 reverse stock split, as well as issuance of 17,450,535 shares to acquire Equipment, 36,977,980 shares as bonuses payable at closing, and 7,000,000 shares issued as compensation under employment and consulting agreements to be executed at closing of purchase of Equipment.  Includes bonus shares issuable to Pierre Quilliam and Tom Ridenour, but does not include shares issuable to Pierre Quilliam and Tom Ridenour for future compensation since historical financials already include compensation for such persons for similar services.

GOLDLAND HOLDINGS CO.

PRO FORMA INCOME STATEMENTS AS OF PERIOD ENDING

DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

	Nine months				Twelve months
	ended				ended
	September 30, 2013	Pro forma			December 31, 2012	Pro forma
	Historical	Adjustments		Pro forma	Historical	Adjustments		Pro forma

Revenue	$ 750,000	$ 525,000	(1)	$ 1,275,000	$ 1,000,000	$ 700,000	(1)	$ 1,700,000

Expenses

Professional fees	$ 60,441	$ 600,000	(2)	$ 660,441	$ 204,880	$ 8,195,596	(2)	$ 8,400,476
Compensation expense	1,365,528	112,500	(3)	1,478,028	2,045,037	150,000	(3)	2,195,037
Depreciation and amortization	-	493,107	(4)	493,107	-	657,476	(4)	657,476
General and administrative	31,232	26,250	(5)	57,482	23,761	35,000	(5)	58,761
	1,457,201	1,231,857		2,689,058	2,273,678	9,038,072		11,311,750

Loss from operations	(707,201)	(706,857)		(1,414,058)	(1,273,678)	(8,338,072)		(9,611,750)

Debt Conversion expense	-	-		-	(947,096)	-		(947,096)

Net Loss	$ (707,201)	$ (706,857)		$ (1,414,058)	$ (2,220,774)	$ (8,338,072)		$ (10,558,846)

Net loss per common share - basic and fully diluted	$ -	$ (0.01)		$ -	$ (0.01)	$ (0.14)		$ (0.03)

Weighted average number of common shares outstanding	397,046,058	61,529,765	(6,7)	458,575,823	285,373,550	60,603,515	(6,7)	345,977,065

1)

Lease revenue at rate of $700,000 per year.

2)

Reflects additional compensation expense of $800,000 in 2012 and $600,000 in the nine months ending September 30, 2013.  All compensation is paid in shares of common stock valued at $0.20 per share, resulting in the issuance of 7,000,000 shares.  Does not include the compensation of Pierre Quilliam and Tom Ridenour under employment agreements to be executed at closing since historical financials already include compensation for such persons for similar services.

3)

Additional financial and operational management required.

4)

Depreciation of equipment and amortization of lease over 5 years.

5)

Additional general expense relating to equipment.

6)

Reflects 17,450,535 shares at $0.20 to be issued to acquire equipment and lease.

7)

Reflects 36,977,980 shares issued as of January 1, 2012 as bonus compensation, valued at $0.20 per share, for total compensation of $7,395,596, as well as 4,000,000 shares issued in 2012 and 3,000,000 shares issued in the nine months ending September 30, 2013 as compensation under consulting and employment agreements to be executed at closing.

EXHIBIT B

Interests of Certain Persons in Transactions.  Set forth below is the interest of each person who has been an officer or director of the Company since January 1, 2012, or any associate of such person, in the Equipment Acquisition and related transactions:

	Bonus Shares (1)	Annual Compensation (2)	Estimated Shares issuable under Agreements (3)
Pierre Quilliam (4)	2,000,000	$250,000	6,250,000
Thomas C. Ridenour	3,000,000	$185,000	4,625,000
Christian Quilliam (5)	6,000,000	$-	-
Allan Breitkreuz	3,000,000	$-	-
Denise Quilliam	4,000,000	$-	-
Pascale Quilliam	500,000	$150,000	3,750,000
Paul Parliament	500,000	$-	-
Lewis Georges	500,000	$-	-

(1)

Issued as bonus shares at the closing of the Equipment Acquisition.  The number of shares is after giving effect to the Reverse Split.

(2)

The amount represents the annual compensation due under an employment agreement or consulting agreement to be executed at the closing of the Equipment Acquisition.   The proposed employment and consulting agreements have terms of five years.

(3)

The annual compensation due under the employment or consulting agreements to be executed at the closing of the Equipment Acquisition is payable in shares of common stock at their market price at the time of issuance.  The number of shares represents the estimated number of shares issuable to the person in payment of annual compensation, assuming a stock price of $0.20 per share.

(4)

Includes shares issuable to Mr. Quilliam and Bisell Investments, Inc.

(5)

Includes shares issuable to Mr. Quilliam and Q-Prompt, Inc.

EXHIBIT C

Summary Term Sheet. The following is a summary of the principal terms of the Equipment Acquisition:

•

The purchase price of the Equipment is 17,450,535 shares of the Company’s Common Stock, which will represent approximately 14% of the issued and outstanding common stock after giving effect to a proposed one for ten reverse stock split and the other shares issued as bonuses or under consulting agreements as part of the transaction.

•

The closing of the Equipment Acquisition is conditioned on the Company’s effecting a one for ten reverse stock split.

•

At closing of the Equipment Acquisition, the Company will enter into a lease (the “Lease”) of the Equipment to VOMBLOM & POMARE S.A., a company formed under the laws of Colombia, which provides for lease payments of $700,000 per year, payable $58,333 per month, and a term of five years with one five year renewal option.

•

At closing of the Equipment Acquisition, the Company will enter into consulting agreements with two shareholders of the seller, which provide for aggregate annual compensation of $370,000 per year payable in restricted shares of the Company’s common stock, and have a term of five years.

•

At closing of the Equipment Acquisition, the Company will issue 17,000,000 shares of the Company’s Common Stock to certain officers, directors and significant shareholders, which will represent approximately 13.7% of the issued and outstanding Common Stock after giving effect to a proposed one for ten reverse stock split and the other shares issued in the Equipment Acquisition and other related transactions.

•

At closing of the Equipment Acquisition, the Company will issue 19,977,980 shares of the Company’s Common Stock to certain officers, directors, and consultants, as well as the two principals of Universal Entertainment SAS, Ltd., as bonuses under consulting agreements or employment agreements with such persons, which will represent approximately 16% of the issued and outstanding Common Stock after giving effect to a proposed one for ten reverse stock split and the other shares issued in the Equipment Acquisition and other related transactions.

•

At the closing of the Equipment Acquisition, the Company will enter into certain employment or consulting agreements which will obligate the Company to make total payments of $1,235,000 per year for five years, which payments will be made in shares of the Company’s Common Stock at its market price at the time of issuance.  Assuming a market price of $0.20 per share, the Company would be obligated to issue approximately 30,275,000 shares of Common Stock under the agreements, which will represent approximately 24.3% of the issued and outstanding Common Stock after giving effect to a proposed one for ten reverse stock split and the other shares issued in the Equipment Acquisition and other related transactions.

•

Shareholders immediately prior to the Equipment Acquisition will own approximately 32% of the Common Stock after the Equipment Acquisition, after giving effect to the issuance of shares in the Equipment Acquisition and the issuance of shares in related transactions, including the future issuance of shares under the employment and consulting agreements to be executed at closing.

See “Terms of Transaction” below for a more complete description of the terms of the Equipment Acquisition.

EXHIBIT D

Bonus Shares:  In connection with the Equipment Acquisition, the Company plans to issue 17,000,000 post-split shares of common stock to various officers, directors and significant shareholders as a bonus for past services and support of the Company and as consideration for future services and support.  If the Equipment Acquisition is not consummated, the shares will not be issued.  Set forth below is a list of the proposed shares issuances, and the estimated value of such shares (assuming the Common Stock has a market value of $0.20 per share immediately after closing):

Shareholder	No. of Shares	Estimated Value
Paul Parliament	500,000	$ 100,000
Lewis Georges	500,000	100,000
Christian Quilliam	5,000,000	1,000,000
New Vision Financial, Ltd.	2,000,000	400,000
Allan Breitkreuz	3,000,000	500,000
Bisell Investments, Inc.	2,000,000	400,000
Denise Quilliam	4,000,000	800,000

Total	17,000,000	$ 3,400,000

EXHIBIT E

Consulting Agreements:  In connection with the Equipment Acquisition, the Company plans to enter into consulting agreements with the principals of the seller, the seller’s investment banker and certain other consultants.  If the Equipment Acquisition is not consummated, the Company will not enter into the consulting agreements.  Set forth below is a summary of the key terms of the consulting agreements:

Consultant	Compensation	Term	Estimated Future Compensation Shares	Bonus Shares	Estimated Value of Bonus Shares

Julios Kosta	$250,000/year	5 years	6,250,000	6,808,046	$ 1,361,609
Claudia Cifuentes Robles	$120,000/year	5 years	3,000,000	1,361,888	272,378
Jack Frydman	$250,000/year	5 years	6,250,000	6,808,046	1,361,609
Pascale Quilliam	$150,000/year	5 years	3,750,000	500,000	100,000
Richard Kaiser	$2,500/month	1 year	150,000	500,000	100,000
Pierre Quilliam	$250,000/year	5 years	6,250,000	-	-
Thomas C. Ridenour	$185,000/year	5 years	4,625,000	3,000,000	600,000
Q-Prompt, Inc.	None	5 years	-	1,000,000	200,000

Total:			30,275,000	19,977,980	$ 3,995,596

A summary of the services provided under each agreement is set forth below:

Julios Kosta

Search for and evaluate suitable businesses to be acquired or to partner with in the fields of gaming or surface or underground mining specifically in precious metals, both in Canada and South America, and search for and interview candidates to staff gaming operations; research and provide guidance on topics that include taxes, investments, insurance decisions, short and long-term financial goals; direct the buying and selling of gaming equipment for the Company;  reach out to prospective sellers and customers to build a strong customer base, including travel and work during non-traditional hours to meet with prospects to acquire other gaming opportunities in Central and South America.

Claudi Cifuentes Robles

Watch over the day to day operation of the Company’s gaming equipment; control the Company’s bank account in to which sums due under equipment lease are deposited; and report on the equipment’s performance to Pascale Quilliam.

Jack Frydman

Search for and evaluate suitable businesses to be acquired or to join in partnership with in the field of surface or underground mining specifically in precious metals and diamonds, both in Canada and the USA, and search for and interview candidates to staff operations in mining geology, mining engineering, and related fields.

Manage corporate, strategic and financial opportunities, including mergers, acquisitions, bonds and shares, lending, and possible privatization, assisting company with expansion to increase profitability, safeguard market position and diversification;  advise Company, on how to achieve its financial goals and implement long and short-term financial plans; assess the desirability of potential business combinations, using financial models are used to simulate possible outcomes, and structure and negotiate the detailed terms of a deal, in liaison with other professionals.

Pascale Quilliam

Watch over the day to day operation of the Company’s gaming equipment; control the Company’s bank account in to which sums due under equipment lease are deposited; report on the equipment’s performance to Company executives; request and maintain all permits and claims relating to company mining interests; gather and report on all Forms 3, 4 and 5 for SEC filings; oversee all legal matters relating to the Company; plan and execute all travel arrangements for board members and executive personnel.

Richard Kaiser

Answer all calls from the Company's shareholders and disseminate the information provided by the Company; edgarize and file all reports and filings by the Company with the SEC; organize and send out press releases as requested by Company.

Pierre Quilliam	Manage the day to day operations of the Company as well as the compliance side of the public disclosure of the material events affecting the Company.
Thomas C. Ridenour

Manage the day to day financial operations of the Company as well as the compliance side of the public disclosure of the material events affecting the Company; writing and directing the filing of the various legal quarterly and yearly reports to the SEC; hiring and conversing with the auditor approved by the Board of Directors as well as the legal firm retained to oversee the public reporting of the Company’s activities.

Q-Prompt, Inc.

Build and maintain a Company web site for a five year period; keep on web site accurate English to Spanish translations of content;  ensure that Company website is at all times in compliance with local and international laws and requirements; ensure that Company website is at all times in compliance with SEC requirements.

All of the consulting agreements provide that they are terminable at will by either party prior to the expiration of the term on thirty days’ notice to the other party.  All of the consulting agreements provide that the bonus shares will be registered on Form S-8 prior to issuance.  With the exception of Mr. Kaiser’s consulting agreement, all of the consulting agreements provide that the compensation will be paid three times per year in restricted shares of the Company’s common stock valued at the closing price of the common stock at the end of each trimester.  In Mr. Kaiser’s case, his consulting payments will be made on a monthly basis with shares of restricted common stock with a value of $1,000, and in shares of common stock registered on Form S-8 with a value of $1,500.

The total annual compensation due under the consulting agreements exceeds the total lease payments due under the Lease.  Nevertheless, the Company believes that the Equipment Acquisition is in the best interests of shareholders.  First, a significant portion of the total consulting payments will be to persons who are present officers of the Company who would be paid otherwise, such that the total additional compensation is approximately $800,000 per year.  Second, the consultants have agreed to accept payment in shares of Common Stock, which means that the Equipment Acquisition will be cash flow positive for the Company.  Third, the Company has confidence that the new consultants have sufficient contacts to locate and arrange additional acquisitions in the mining and gaming industries that will be beneficial for shareholders.